Bachoco Announces First Quarter 2018 Results

CELAYA, Mexico, April 25, 2018 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the first quarter ("1Q18") ending March 31, 2018. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$"), except earnings per share.

HIGHLIGHTS- 2018 vs. 2017

  Net sales increased 11.8% in 1Q18.
  EBITDA margin was 13.7% in 1Q18 vs 8.8% in 1Q17, our EBITDA was $2,100.2 million, 74.5% more than in the 1Q17.
  Earnings per basic and diluted share were $2.09.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated, "In Mexico, this first quarter started strong. We believe that after the natural events that affected the economic dynamic in some regions of the country, demand for poultry products resumed its normal levels and combined with a moderate supply increase, allowed a balance supply – demand in the market. We did not see oversupply conditions as occurred in 1Q17.

The prices of our main raw material were stable, but we saw some volatility, mainly in soybean meal, in the second part of the quarter.

In the US market, we observed stable conditions when compared with the same quarter of last year. We continued with our process of integrating our 2017 acquisition and to capture synergies.

Sales and volume of our main product lines continued growing in both markets, which led us to an increase of 11.8% in total sales for 1Q18 when compared to the same quarter of 2017.

For 1Q18, we reached an EBITDA of $2,100.2 for 13.7% margin. This EBITDA represents an increase of 74.5% when compared with the 1Q17. Earnings per basic and diluted shares were $2.09 for the quarter.

The Company remained in a healthy financial condition as we reached a net cash level of $12,993.4 million, which will allow us to continue the support of our growth plans.

We will remain focused on continuous improvements and efficiencies across all of our processes and working close to our customers."

Executive Summary
The following financial information is expressed in millions of nominal pesos, except for amounts per share and per ADR, with comparative figures for the same periods of 2017.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1Q18	1Q17	Change
	$	$	$	%
Net sales	15,303.0	13,684.9	1,618.1	11.8
Net sales in Mexico	11,091.5	9,949.3	1,142.2	11.5
Net sales in the U.S.	4,211.5	3,735.6	475.9	12.7

NET SALES BY SEGMENT
In millions of pesos	1Q18	1Q17	Change
	$	$	$	%
Net sales	15,303.0	13,684.9	1,618.1	11.8
Poultry	13,774.5	12,286.6	1,487.9	12.1
Other	1,528.4	1,398.3	130.1	9.3

NET VOLUME SOLD BY SEGMENT
In tons			Change
	1Q18	1Q17	Volume	%
Total sales volume:	546,750	528,099	18,651	3.53
Poultry	422,181	419,219	2,963	0.71
Others	124,569	108,880	15,689	14.41

In 1Q18, the Company's net sales totaled $15,303.0 million; $1,618.1 million or 11.8% more than $13,684.9 million reported in 1Q17. This was a result of price increases in peso terms and more volume sold in our main product lines.

In 1Q18, sales of our U.S. operations were also strong and represented 27.5% of our total sales compared with 27.3% in 1Q17.

GROSS PROFIT
In millions of pesos	1Q18	1Q17	Change
	$	$	$	%
Cost of sales	12,085.8	11,493.3	592.5	5.2
Gross profit	3,217.2	2,191.6	1,025.6	46.8
Gross margin	21.0%	16.0%	-	-

The cost of sales totaled $12,085.8 million, representing $592.5 million or 5.2% higher than $11,493.3 million reported in the same period of 2017. This increase was a result of more volume sold, and a mix effect in our US operations for higher percentage of further process products.

The Company's gross profit in 1Q18 was $3,217.2 million, with a gross margin of 21.0%. This result is higher when compared to a gross profit of $2,191.6 million and a gross margin of 16.0% reported in 1Q17.

Selling, general and administrative expenses ("SG&A")
In millions of pesos
	1Q18	1Q17	Change
	$	$	$	%
Total SG&A	1,385.5	1,261.2	124.2	9.8

Total SG&A expenses in 1Q18 were $1,385.5 million; $124.2 million or 9.8% more than the $1,261.2 million reported 1Q17. Total SG&A expenses, as a percentage of net sales, represent 9.1% in 1Q18 and 9.2% in 1Q17.

Other income (expense), net
In millions of pesos	1Q18	1Q17	Change
	$	$	$	%
Other income (expense), net	(9.2)	(0.5)	(8.7)	1,637.9

Other income or other expenses include the sale of byproducts and unused assets. We register such sales as expenses when the sales price is below the book value of those assets.

In 1Q18, we had other expenses of $9.2 million, compared with other expenses of $0.5 million reported in 1Q17.

OPERATING INCOME
In millions of pesos	1Q18	1Q17	Change
	$	$	$	%
Operating income	1,822.5	929.8	892.7	96.0
Operating margin	11.9%	6.8%	-	-

Operating income in 1Q18 totaled $1,822.5 million for an operating margin of 11.9%; higher than an operating income of $929.8 million and a 6.8% operating margin reported in 1Q17. The increase in operating income is mainly attributed to higher gross profit than in 1Q17.

NET FINANCIAL INCOME
In millions of pesos	1Q18	1Q17	Change
	$	$	$	%
Net Financial Income (Expense)	(93.8)	(69.7)	(24.0)	34.4
Financial Income	204.6	143.0	61.7	43.1
Financial Expense	298.4	212.7	85.7	40.3

In 1Q18, the Company reported net financial expenses of $93.8 million, compared to net financial expense of $69.7 million reported in the same period of 2017, mainly due to exchange losses as the Mexican peso strengthened at the end of the quarter.

TAXES FOR THE PERIOD
In millions of pesos	1Q18	1Q17	Change
	$	$	$	%
Total Taxes	467.8	207.2	260.6	125.7
Income tax	315.9	131.2	184.7	140.7
Deferred income tax	151.9	76.0	75.9	99.9

Total taxes for the 1Q18 were $467.8 million, compared to $207.2 million in the same period of 2017.

NET INCOME
In millions of pesos	1Q18	1Q17	Change
	$	$	$	%
Net income	1,260.9	652.8	608.1	93.1
Net margin	8.2%	4.8%	-	-
Non-Controlling Interest income	5.3	0.7	4.5	n/a
Net controlling interest income	1,255.6	652.1	603.5	n/a
Basic and diluted income per share[1]	2.09	1.09	1.0	n/a
Basic and diluted income per ADR[2]	25.11	13.04	12.1	n/a
Weighted average Shares outstanding[3]	600,000	600,000	-	-
[1] In pesos
[2] in pesos, an ADR is equal to twelve shares
[3] In thousands of shares

The net income for 1Q18 was $1,260.9million, representing a basic and diluted income of $2.09 pesos per share. This result compares to a net income of $652.8 million, which represented a net income of $1.09 pesos of basic and diluted income per share in 1Q17. Net margin for the 1Q18 was 8.2% compared to 4.8% reported in 1Q17.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	1Q18	1Q17	Change
	$	$	$	%
Net controlling interest income	1,255.6	652.1	603.5	92.6
Income tax expense (benefit)	467.8	207.2	260.6	125.7
Result in associates	5.3	0.7	4.5	611.3
Net finance (income) expense	93.8	69.7	24.0	34.4
Depreciation and amortization	268.5	268.5	-	-
EBITDA	2,091.0	1,198.3	892.7	74.5
EBITDA Margin (%)	13.7%	8.8%	-	-
Net sales	15,303.0	13,684.9	1,618.1	11.8

EBITDA in 1Q18 reached $2,091.0 million, representing an EBITDA margin of 13.7%, compared to an EBITDA of $1,198.3 million in 1Q17 with an EBITDA margin of 8.8%.

BALANCE SHEET DATA

BALANCE SHEET DATA
In millions of pesos	Mar 31, 2017	Dec. 31, 2017	Change
	$	$	$	%
TOTAL ASSETS	50,195.0	50,557.4	(362.4)	(0.7)
Cash and cash equivalents	17,857.3	17,240.1	617.1	3.6
Accounts receivable	3,357.4	3,627.2	(269.8)	(7.4)
TOTAL LIABILITIES	14,689.3	14,879.5	(190.2)	(1.3)
Accounts payable	4,306.9	3,739.5	567.4	15.2
Short-term debt	3,309.9	3,701.9	(392.0)	(10.6)
Long-term debt	1,554.0	1,554.0	(0.0)	(0.0)
TOTAL STOCKHOLDERS' EQUITY	36,569.2	35,677.9	891.3	2.5
Capital stock	1,174.4	1,174.4	-	-

Cash and equivalents as of March 31, 2018 totaled $17,857.3 million; $617.1 million or 3.6% more than $17,240.1 million as of December 31, 2017.

Total debt as of March 31, 2017 totaled $4,863.9 million, compared to $5,255.9 million reported as of December 31, 2017.

Net cash as of March 31, 2018 was $12,993.4 million, compared to net cash of $11,984.2 million as of December 31, 2017.

CAPEX

CAPITAL EXPENDITURES
In millions of pesos	2018	2017	Change
	$	$	$	%
Capital Expenditures	304.0	643.3	(339.4)	(52.7)

Total CAPEX for the 1Q18 was $304.0 million, which was mainly allocated toward organic growth and productivity projects across all our facilities.

STOCK INFORMATION

As of March 31, 2018
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$57,180

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Mar-18	96.47	92.37	95.30	62.67	58.83	61.95
Feb-18	94.06	89.88	91.66	61.46	57.41	58.01
Jan-18	98.16	93.03	95.65	63.83	57.88	61.94
Dec-17	95.56	89.31	93.62	60.06	56.87	57.30
Nov-17	94.10	88.07	90.75	59.15	56.64	58.02
Oct-17	102.00	93.52	94.15	67.61	58.70	58.89

Source: Yahoo Finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Miguel Ulloa	miguel.ulloa@bbva.com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
INTERACCIONES CASA DE BOLSA	Martin Lara	mlarap@interacciones.com
JPMORGAN	Ulises Argote	ulises.argote@jpmorgan.com
INVEX	Giselle Mojica	gmojica@invex.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $18.30 per USD $1.0, which corresponds to the rate at the close of March 28, 2018, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

-Unaudited-
	In U.S. Dollar	March 31,	December 31,
In million pesos	2018	2018	2017*

TOTAL ASSETS	$2,742.9	50,195.0	50,557.4

Total current assets	1,542.2	28,222.9	28,225.0
Cash and cash equivalents	975.8	17,857.3	17,240.1
Total accounts receivable	183.5	3,357.4	3,627.2
Inventories	334.0	6,111.4	6,669.5
Other current assets	49.0	896.8	688.2

Total non current assets	1,200.7	21,972.1	22,332.4
Net property, plant and equipment	934.2	17,095.6	17,320.0
Other non current Assets	266.5	4,876.5	5,012.3

TOTAL LIABILITIES	$744.6	13,625.9	14,879.5

Total current liabilities	425.2	7,780.3	9,185.7
Notes payable to banks	180.9	3,309.9	3,701.9
Accounts payable	177.2	3,243.5	3,739.5
Other taxes payable and other accruals	67.0	1,226.9	1,744.3

Total long-term liabilities	319.4	5,845.6	5,693.8
Long-term debt	84.9	1,554.0	1,554.0
Other non current liabilities	14.3	262.3	296.4
Deferred income taxes	220.2	4,029.4	3,843.4

TOTAL STOCKHOLDERS' EQUITY	$1,998.3	36,569.2	35,677.9

Capital stock	64.2	1,174.4	1,174.4
Commission in shares issued	22.6	414.4	414.4
Repurchased shares	-	-	-
Retained earnings	1,864.3	34,116.7	32,861.1
Others accounts	43.7	799.4	1,169.1
Non controlling interest	3.5	64.3	59.0

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,742.9	50,195.0	50,557.4

*Audited

CONSOLIDATED STATEMENT OF INCOME

First Quarter Results, ended March 31:
-Unaudited-
	U.S. Dollar
In millions pesos	2018	2018	2017*
Net sales	$836.2	15,303.0	13,684.9
Cost of sales	660.4	12,085.8	11,493.3
Gross profit	175.8	3,217.2	2,191.6
SG&A	75.7	1,385.5	1,261.2
Other income (expenses), net	(0.5)	(9.2)	(0.5)
Operating income	99.6	1,822.5	929.8
Net finance income	(5.1)	(93.8)	-69.7
Income tax	25.6	467.8	207.2
Net Income	$68.9	1,260.9	652.8

Non-controlling interest	0.29	5.3	0.7
Net controlling interest profit	68.6	1,255.6	652.1
Basic and diluted earnings per share	0.11	2.09	1.09
Basic and diluted earnings per ADR	1.37	25.11	13.04
Weighted average Shares outstanding[1]	600,000	600,000	600,000

EBITDA Result	$114.3	2,091.0	1,198.3

Gross margin	21.0%	21.0%	16.0%
Operating margin	11.9%	11.9%	6.8%
Net margin	8.2%	8.2%	4.8%
EBITDA margin	13.7%	13.7%	8.8%
[1] In thousands
* Audited

CONSOLIDATED STATEMENT OF CASH FLOWS

In million of pesos
-Unaudited-
	U.S. Dollar	March 31,
	2018	2018	2017

NET MAJORITY INCOME BEFORE INCOME TAX	$94.5	1,728.7	860.1

ITEMS RELATING TO INVESTING ACTIVITIES:	9.4	172.0	219.5
Depreciation and others	16.7	305.0	268.5
Income (loss) on sale of plant and equipment	0.2	3.7	6.0
Other Items	(7.5)	(136.7)	(55.0)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	103.9	1,900.8	1,079.5
CASH GENERATED OR USED IN THE OPERATION:	(32.2)	(589.6)	(398.8)
Decrease (increase) in accounts receivable	6.5	119.3	489.9
Decrease (increase) in inventories	27.2	498.1	358.9
Increase (decrease) in accounts payable	(20.8)	(380.9)	(667.9)
Increase (decrease) in other liabilities	(45.1)	(826.2)	(579.7)

NET CASH FLOW FROM OPERATING ACTIVITIES	71.6	1,311.1	680.7

NET CASH FLOW FROM INVESTING ACTIVITIES	(3.4)	(61.6)	(392.8)
Acquisition of property, plant and equipment	(16.6)	(304.0)	(643.3)
Proceeds from sales of property plant and equipment	0.2	4.4	12.9
Other Items	13.0	238.0	237.7

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	68.3	1,249.5	287.9

Net cash provided by financing activities:	(34.6)	(632.4)	(529.7)
Proceeds from loans	164.3	3,006.8	-
Principal payments on loans	(174.9)	(3,201.5)	(1.0)
Dividends paid	-	-	-
Other items	(23.9)	(437.6)	(528.6)
Net increase (decrease) in cash and equivalents	33.7	617.1	(241.7)

Cash and investments at the beginning of year	$942.1	17,240.1	15,651.5
CASH AND INVESTMENTS AT END OF PERIOD	$975.8	17,857.3	15,409.8

DERIVATIVES POSITION REPORT

First Quarter 2018
Thousands of Mexican Pesos, as of March 31, 2018												ANEXO 1
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE				AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			1Q-2018		4Q-2017		1Q-2018		4Q-2017
Forward Vanilla and KO Forwards	Hedge	$1,175,566		$18.30		$19.66		$-41,144		$-8,030	in 2018	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$28,669	CORN		CORN			$842	-$	3,329	in 2018
			In USD per Bushel		In USD per Bushel
			month	price	month	price

			May-18	$3.878	Mar-18	$3.508
			Sep-18	$4.033	Sep-18	$3.748
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			May-18	$384.0	Mar-18	$316.8
Options of Corn	Hedge	$68,384	CORN		CORN			$814		$172	92% in 2018 and 8% in 2019
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Jul-18	$3.678	Mar-18	$3.508
			Sep-18	$4.033	May-18	$3.590
			Dec-18	$3.970
			Mar-19	$4.183	Jul-18	$3.678
Options of soybean meal	Hedge	$94,633	SOYBEAN MEAL		SOYBEAN MEAL		-$	784		$227	86% in 2018 and 14% in 2019
			In USD per ton		In USD per ton
			month	price	month	price
			May-18	$384.0
			Aug-18	$383.2
			Sep-18	$380.0	Mar-18	$316.8

-The total financial instruments do not exceed 5% of total assets as of March 31, 2018
-The notional value represents the net position as of March 31, 2018 at the exchange rate of Ps. 18.30 per one dolar
-A negative value means an unfavorable effect for the Company

First Quarter 2018
Thousands of Mexican Pesos, as of March 31, 2018							PROBABLE SCENARIO
TYPE OF FINANCIAL NSTRUMENT	REASONABLE VALUE		VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
			Reference Value
			-2.5%	2.5%	5.0%		-2.5%		2.5%		5.0%
Forwards Vanilla and Ko Forwards	-$	41,144	$17.85	$18.76	$19.22	Direct	-$	70,533	-$	11,755	$17,634
			-5%	5%	10%		-5%		5%		10%
Futures of Corn: (2)		$842	$3.684	$4.072	$4.266	The effect will materialize as the inventory is consumed	-$	591		$2,275	$3,708
Futures of Soybean Meal: (2)			$364.8	$403.2	$422.4
Options for Corn		$814	$3.684	$4.072	$4.266			$1,443		$4,233	$7,651
Options of Soybean Meal	-$	784	$364.8	$403.2	$422.4		-$	5,515		$3,946	$8,676

(1)The reference value is the exchange rate of Ps. $18.30 per USD as of March 31, 2018.
(2)The reference values are; the future of corn for May 2018, $3.8780 USD/bushel and the future of soybeanmeal for May 2018, $384.0 USD/ton.
All the evaluations are performed according with the corresponding future, here only the first month futures are shown
(3)The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

First Quarter 2018
Thousands of Mexican Pesos, as of March 31, 2018									STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE		VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
			Reference Value
			-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla	-$	41,144	$9.15	$13.73	$22.88	$27.46	Direct	-$628,927	-$335,035	$218,504	$477,616

CONFERENCE CALL INFORMATION

The Company will host its first quarter 2018 earnings call, on Thursday, April 26th, 2018. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
Toll Local Mexico: 52 55 6722 5257
Toll in the Brazil: 0800 761 0710

A current list of available local and international free phone telephone numbers:
http://web.meetme.net/r.aspx?p=12&a=UOLvXrKVZpvjqE

Confirmation Number: 46815920

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:
Maria Guadalupe Jaquez
maria.jaquez@bachoco.net
Andrea Guerrero
andrea.guerrero@bachoco.net
T. +52(461)618 3555